UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. )

Marex Group plc
(Name of Issuer)

Common Stock, par value $0.001551 per share
(Title of Class of Securities)

G5S37H101
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS Amphitryon Limited (in liquidation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,370,3049(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,370,304(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,370,304(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Amphitryon Limited is the record holder of the shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Limited.

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CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS JRJ Investor 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,370,304(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,370,304(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,370,304(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Amphitryon Limited is the record holder of the shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Limited.

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CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS JRJ Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,370,304(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,370,304(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,370,304(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Amphitryon Limited is the record holder of the shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Limited.

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CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS Mr. Jeremy Isaacs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,370,304(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,370,304(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,370,304(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Amphitryon Limited is the record holder of the shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Limited.

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CUSIP No. G5S37H101	13G

1	NAMES OF REPORTING PERSONS Mr. Roger Nagioff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,370,304(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,370,304(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,370,304(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Amphitryon Limited is the record holder of the shares reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Limited.

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Item 1(a).	Name of Issuer:

Marex Group plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

155 Bishopsgate, London EC2M 3TQ, United Kingdom

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

(i) Amphitryon Limited (in liquidation) (“Amphitryon Ltd.”)
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Company organized under the laws of Jersey

(ii) JRJ Investor 1 LP (“JRJ Investor 1”)
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Limited partnership organized under the laws of Jersey

(iii) JRJ Group Limited (“JRJ Group”)
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Company organized under the laws of Jersey

(iv) Mr. Jeremy Isaacs
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: British Citizen

(v) Mr. Roger Nagioff
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: British Citizen

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001551 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G5S37H101

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of November 14, 2024, Amphitryon Ltd. directly held 14,370,304 Shares. JRJ Investor 1 is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 is indirectly controlled by JRJ Group, which is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the Shares held directly by Amphitryon Ltd.

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(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person’s cover page. Calculations of the percentage of Shares beneficially owned are based on 70,290,886 Shares outstanding as of June 30, 2024 based on information provided by the Issuer in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 25, 2024.

(c) As November 14, 2024, the number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

14,370,304

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

14,370,304

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

AMPHITRYON LIMITED (IN LIQUIDATION)

By:	/s/ Jacques van Oorschot
Name: Jacques van Oorschot
Title: Director

JRJ JERSEY LIMITED, AS GENERAL PARTNER OF JRJ INVESTOR 1 LP

By:	/s/ Nigel Crocker
Name: Nigel Crocker
Title: Director

JRJ GROUP LIMITED

By:	/s/ Nigel Crocker
Name: Nigel Crocker
Title: Director

MR. JEREMY ISAACS

/s/ Jeremy Isaacs

MR. ROGER NAGIOFF

/s/ Roger Nagioff

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EXHIBIT INDEX

Exhibit Number	Title

1.	Joint Filing Agreement

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